UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                    ADVANCED AERODYNAMICS & STRUCTURES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   00750B 10 7

                          ----------------------------
                                 (CUSIP Number)

                                   C.M. Cheng
                            c/o Coutts (Cayman) Ltd.
                                  Coutts House
                                  P.O. Box 707
                   West Bay Road, Grand Cayman, Cayman Islands
                                 (345) 945-4777
       _________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 1997
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00750B 10 7                   13D                        Page 2 of 5


1    Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

        (1) Harpa Limited
        (2) C.M. Cheng
        (3) Shih Jen Yeh
        (4) Chyao Chi Yeh

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds
        00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(d) or 2(e)   (  )

6    Citizenship or Place of Organization

     (1) Cayman Islands
     (2) Taiwan
     (3) Taiwan
     (4) Taiwan

Number of Shares Beneficially
Owned by Each Reporting Person with:

                                  (1)          (2)          (3)          (4)
7     Sole Voting Power        5,217,860    5,217,860            0            0

8     Shared Voting Power              0            0    5,217,860    5,217,860

9     Sole Dispositive Power   5,217,860    5,217,860            0            0

10    Shared Dispositive Power         0            0    5,217,860    5,217,860

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     (1) 5,217,860
     (2) 5,217,860
     (3) 5,217,860
     (4) 5,217,860

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

      30.87%

14   Type of Reporting Person

     (1) CO
     (2) OO
     (3) IN
     (4) IN

CUSIP No. 00750B 10 7          13D                      Page 3 of 5


Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Advanced Aerodynamics & Structures, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               3501 Lakewood Boulevard
               Long Beach, California 90808
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identify and Background

          (1)  Name:
               Harpa Limited,
               a Cayman Island corporation ("Harpa")

               Business Address:
               c/o Coutts (Cayman) Ltd.
               Coutts House
               P.O. Box 707
               West Bay Road, Grand Cayman, Cayman Islands

               Principal Business:
               Holding stock of the issuer.

          (d1) Record of Convictions:

               During the last five years, Harpa Cheng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e1) Record of Civil Proceedings:
               During the last five years, Harpa has not been convicted in a criminal proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (a2) Name:
               C.M. Cheng

          (b2) Business Address:
               Third Floor, 112
               Chung San N. Road
               Section 2
               Taipei, Taiwan

          (c2) Present Principal Employment:
               Vice president of Eurotai International, Ltd., a distributor of health food products. Its address is as noted under b2 above.

          (d2) Record of Convictions:
               During the last five years, C.M. Cheng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e2) Record of Civil Proceedings:
               During the last five years, C.M. Cheng has not been convicted in a criminal proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f2) Citizenship:
               Mr. Cheng is a citizen of Taiwan.

          (a3) Name:
               Shih Jen Yeh

          (b3) Business Address:
               14th Floor, No.55, Section 2
               Chung-Cheng Road
               Shih-Lin District
               Taipei, Taiwan

          (c3) Present Principal Employment:
               Assistant Manager, Yeu Tyan Machinery Manufacturing Co. Ltd. ("YTM"). YTM manufactures automobiles and heavy equipment. Its address is as noted under b3 above.

          (d3) Record of Convictions:
               During the last five years, Shih Jen Yeh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e3) Record of Civil Proceedings:
               During the last five years, Shih Jen Yeh has not been convicted in a criminal proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f3) Citizenship:
               Mr. Yeh is a citizen of Taiwan.

          (a4) Name:
               Chyao Chi Yeh

          (b4) Business Address:
               14th Floor, No.55, Section 2
               Chung-Cheng Road
               Shih-Lin District
               Taipei, Taiwan

          (c4) Present Principal Employment:
               Assistant Manager, Yeu Tyan Machinery Manufacturing Co. Ltd. ("YTM"). YTM manufactures automobiles and heavy equipment. Its address is as noted under c3 above.

          (d4) Record of Convictions:
               During the last five years, C.M. Cheng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e4) Record of Civil Proceedings:
               During the last five years, C.M. Cheng has not been convicted in a criminal proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f4) Citizenship:
               Mr. Yeh is a citizen of Taiwan.

Item 3.   Source and Amount of Funds or Other Consideration

          None of the Reporting Persons utilized any personal funds in the acquisition of the securities of the issuer triggering the filing of this 13D. The securities were transferred to Harpa Limited, a Cayman Islands corporation ("Harpa") by Mr. Song Gen Yeh, the former Chairman and principal stockholder of the issuer, and several members of his immediate family, for estate planning purposes. C.M. Cheng is the Managing Director of Harpa and as such he has voting and dispositive control over the shares owned by Harpa. Shih Jen Yeh and Chyao Chi Yeh are the children of Song Gen Yeh and they own equally all of the voting stock of Harpa. As the holders of such voting stock, Shih Jen Yeh and Chyao Chi Yeh have the power to remove Mr. Cheng as Managing Director.

Item 4.   Purpose of Transaction

          The securities were owned by several members of one family which transferred such shares to Harpa for estate planning purposes.

          None of the Reporting Person has any present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a)   Amount and percentage beneficially owned:

                (1) Harpa:           5,217,860 shares     30.87%
                (2) C.M. Cheng:      5,217,860 shares     30.87%
                (3) Shih Jen Yeh:    5,217,860 shares     30.87%
                (4) Chyao Chi Yeh:   5,217,860 shares     30.87%

CUSIP No. 00750B 10 7          13D                      Page 4 of 5



          (b)   Number of shares as to which such person has:

                                 (1)        (2)           (3)           (4)
     Sole Voting Power        5,217,860   5,217,860            0             0

     Shared Voting Power              0           0    5,217,860     5,217,860

     Sole Dispositive Power   5,217,860   5,217,860            0             0

     Shared Dispositive Power         0           0    5,217,860     5,217,860


          (c)   Schedule of transactions effected in the last sixty days.

                Not applicable

          (d)   Ownership of more than five percent on behalf of Another

                Person:  Not Applicable

          (e)   Ownership of Less than Five Percent:

                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

CUSIP No. 00750B 10 7          13D                      Page 5 of 5


Item 7.   Material to be Filed as Exhibits

          None


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 4, 1997

                       Harpa Limited, a Cayman Islands corporation


                         /s/ C.M. Cheng
                       -------------------------------------------
                       By: C.M. Cheng, Managing Director


                         /s/ C.M. Cheng
                       -------------------------------------------
                       C.M. Cheng

                         /s/ Shih Jen Yeh
                       -------------------------------------------
                       Shih Jen Yeh


                         /s/ Chyao Chi Yeh
                       -------------------------------------------
                       Chyao Chi Yeh